Notice Dated April 25, 2022

PERSPECTIVE INVESTOR®
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

Issued by
Jackson National Life Insurance Company of New York® through
JNLNY Separate Account IV

This Notice Document (“Notice”) provides certain updated information about your Perspective Investor Flexible Premium Variable Life Insurance Policy contract (“Contract”), which is no longer available for purchase.
Jackson National Life Insurance Company of New York (“Jackson”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable universal life offerings. Updated audited financial statements for Jackson and for JNLNY Separate Account IV (“Separate Account”) are available, free of charge, at www.jackson.com/product-literature-10.html. In addition, current prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call 1-800-599-5651 or send an email request to customercare@jackson.com.

Your Contract prospectus dated April 29, 2013 contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS
DEFINITIONS	1
UPDATED INFORMATION ABOUT YOUR CONTRACT	2
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	3
APPENDIX A (FUNDS AVAILABLE UNDER THE CONTRACT)	A-1
BACK COVER PAGE	B-1

DEFINITIONS

Fixed Account – An allocation option under the policy that earns an annually declared rate of interest of not less than 3%. Assets allocated to the Fixed Account are part of our general account.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

Investment Division – Separate and distinct divisions of the Separate Account that invest in a single underlying mutual fund. The value in the Investment Divisions will go up or down depending on the performance of the underlying mutual funds and the charge deducted from the Investment Divisions.

Issue Date – The date Jackson of NY issued your policy and from which we measure contestability periods. It may be later than the Policy Date.

Separate Account – JNLNY Separate Account IV, the segregated asset account of Jackson of NY that funds the policies.

UPDATED INFORMATION ABOUT YOUR CONTRACT

Effective April 25, 2022, the following changes were made to the Funds available under the Contract:

Fund-Related Changes

Fund Name Changes
1.JNL/Invesco International Growth Fund to JNL/William Blair International Leaders Fund.

Ownership Changes
Effective September 13, 2021 Jackson of NY’s parent company, Jackson Financial Inc. (“JFI”), completed its spin-off from Prudential plc and became an independent public company. Prudential plc and Athene Co-Invest Re Ltd. each hold a minority ownership interest in JFI. Prudential plc has no relation to Newark, New Jersey-based Prudential Financial Inc. Descriptions of Jackson of NY’s ownership structure were revised in prospectuses and statements of additional information as applicable.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES AND EXPENSES			LOCATION IN PROSPECTUS
Charges for Early Withdrawals	If you withdraw premium from your Contract within 9 years following the premium payment, you may be assessed a surrender charge. The maximum surrender charge is $1.588% of the amount of premium withdrawn. For example, if you make a full surrender during the first year after issue of your policy, you could pay a surrender charge of up to $1,588 on a $100,000 investment. The surrender charge then gradually declines each year, until the 9th year, after which no surrender charge is assessed.			Charges and Deductions - Surrender Charge
Transaction Charges	In addition to surrender charges, you also may be charged for other transactions, such as when premium is allocated, when you transfer cash value between investment options more than 15 times in a Policy Year, each time you request an in-force illustration in excess of one per Policy Year, if a transaction under your policy requires underwriting approval after the Commencement Date, when you make a partial surrender, when you request an expedited delivery of surrender, partial surrender, or loan proceeds, In addition, for policies sold in certain states, you may be charged for premium taxes.			Charges and Deductions
Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, an investment in the Contract is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Contract and the cost of optional benefits available under the Contract. Such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). Investors should view the policy specifications page of their Contract for rates applicable to their Contract.

Investors will also bear expenses associated with the Portfolio Companies under the Contract, as shown in the following table:
Charges and Deductions
	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Investment options (Fund fees and expenses)	0.52%[1]	1.21%[1]	Charges and Deductions - Portfolio Expenses

1.    As a percentage of average Fund net assets.

	RISKS	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract.	Summary
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. Withdrawal charges apply for up to 9 years following your last premium payment. To the extent they apply, they will reduce the value of your Contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon.	Summary
Risks Associated with Investment Options
•An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.
•Each investment option (including the Fixed Account) has its own unique risks.
•You should review the investment options before making an investment decision.
Summary
Insurance Company Risks
Any obligations (including under the Fixed Account), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson. More information about Jackson is available upon request by visiting our website at www.jackson.com or by calling 1-800-599-5651.
The Fixed Account

RESTRICTIONS
Investments
•We reserve the right to charge $25 for each transfer when you transfer money between Investment Divisions in excess of 15 times in a Contract Year.
•Jackson may remove or substitute Funds as investment options available under the Contract, and may limit or suspend availability of the Fixed Account Options.
Charges and Deductions

Optional Benefits
•Certain benefits may limit withdrawals or other rights under the Contract. Under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal.
•Not all optional benefits are available through all broker-dealers and may vary by state or date of purchase.
•We may modify or discontinue an optional benefit at any time.
Summary
TAXES
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Federal Tax Considerations
CONFLICTS OF INTEREST
Investment Professional Compensation	Your registered representative or other investment professionals may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.	Distribution of Policies
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.	Distribution of Policies

APPENDIX A

FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds (all Class I shares) available under the Contract, which is subject to change, as discussed in the prospectus. Certain broker-dealers selling the Contracts may limit the Investment Divisions that are available to their customers. You can find the prospectuses and other information about the Funds online at connect.rightprospectus.com/Jackson. You can also request this information at no cost by calling 1-800-599-5651 or by sending an email request to ProspectusRequest@jackson.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL/American Funds Balanced Fund[1]
Allocation	(Investment Adviser to the Master Fund: Capital Research and Management CompanySM)	0.61%[2]	15.08%	11.83%	9.22%
	JNL Multi-Manager Small Cap Growth Fund
Domestic/Global Equity	(BAMCO, Inc.; Granahan Investment Management, Inc.; Kayne Anderson Rudnick Investment Management, LLC; Segall Bryant & Hamill, LLC; Victory Capital Management Inc.; and WCM Investment Management, LLC)	0.66%	3.22%	20.95%	14.94%
	JNL Multi-Manager Small Cap Value Fund
Domestic/Global Equity	(Congress Asset Management Company, LLP; Cooke & Bieler, L.P.; Reinhart Partners, Inc.; River Road Asset Management, LLC; and WCM Investment Management, LLC)	0.77%	23.35%	9.36%	10.86%
	JNL/BlackRock Large Cap Select Growth Fund
Domestic/Global Equity	(BlackRock Investment Management, LLC)	0.56%	20.80%	24.96%	18.58%
	JNL/Causeway International Value Select Fund
International	(Causeway Capital Management LLC)	0.67%	8.76%	8.00%	6.19%
	JNL/DFA U.S. Core Equity Fund
Domestic/Global Equity	(Dimensional Fund Advisors LP)	0.45%[2]	27.33%	16.52%	15.11%
	JNL/DoubleLine® Core Fixed Income Fund
Domestic/Global Fixed-Income	(DoubleLine Capital LP)	0.47%	-0.13%	3.71%	3.23%
	JNL/Fidelity Institutional Asset Management® Total Bond Fund
Domestic/Global Fixed-Income	(FIAM LLC)	0.48%	-0.38%	3.87%	3.46%
	JNL/Franklin Templeton Income Fund
Domestic/Global Equity	(Franklin Advisers, Inc.)	0.63%	15.19%	7.49%	7.31%
	JNL/Goldman Sachs 4 Fund
Domestic/Global Equity	(Goldman Sachs Asset Management, L.P. and Mellon Investments Corporation)	0.40%	35.88%	N/A	N/A
	JNL/Invesco Global Growth Fund
Domestic/Global Equity	(Invesco Advisers, Inc.)	0.66%	15.73%	18.39%	14.25%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL/Invesco Small Cap Growth Fund
Domestic/Global Equity	(Invesco Advisers, Inc.)	0.75%	7.57%	19.20%	16.80%
	JNL/JPMorgan MidCap Growth Fund
Domestic/Global Equity	(J.P. Morgan Investment Management Inc.)	0.58%	11.35%	23.45%	18.60%
	JNL/JPMorgan U.S. Government & Quality Bond Fund
Domestic/Global Fixed-Income	(J.P. Morgan Investment Management Inc.)	0.38%	-1.83%	3.07%	2.35%
	JNL/JPMorgan U.S. Value Fund
Domestic/Global Equity	(J.P. Morgan Investment Management Inc.)	0.59%	27.76%	8.51%	10.11%
	JNL/Mellon S&P 500 Index Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.22%	28.45%	18.21%	16.19%
	JNL/Mellon S&P 400 MidCap Index Fund[3]
Domestic/Global Equity	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.27%[2]	24.54%	12.81%	13.86%
	JNL/Mellon Small Cap Index Fund[3]
Domestic/Global Equity	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.27%[2]	26.47%	12.22%	13.74%
	JNL/Mellon International Index Fund[3]
International	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.32%[2]	10.79%	9.52%	7.87%
	JNL/Mellon Bond Index Fund[3]
Domestic/Global Fixed-Income	(Investment Sub-Adviser to the Master Fund: Mellon Investments Corporation)	0.28%[2]	-1.79%	3.29%	2.55%
	JNL/Mellon Communication Services Sector Fund
Sector	(Mellon Investments Corporation)	0.30%[2]	15.98%	12.66%	13.61%
	JNL/Mellon Consumer Discretionary Sector Fund
Sector	(Mellon Investments Corporation)	0.29%[2]	22.96%	22.88%	19.90%
	JNL/Mellon Energy Sector Fund
Sector	(Mellon Investments Corporation)	0.29%[2]	55.18%	-2.65%	0.11%
	JNL/Mellon Financial Sector Fund
Sector	(Mellon Investments Corporation)	0.29%[2]	29.78%	11.49%	15.05%
	JNL/Mellon Healthcare Sector Fund
Sector	(Mellon Investments Corporation)	0.28%[2]	20.61%	17.53%	17.11%
	JNL/Mellon Information Technology Sector Fund
Sector	(Mellon Investments Corporation)	0.27%[2]	33.69%	31.51%	23.06%
	JNL/MFS Mid Cap Value Fund
Domestic/Global Equity	(Massachusetts Financial Services Company (d/b/a MFS Investment Management))	0.65%	30.93%	12.44%	12.78%
	JNL/PPM America High Yield Bond Fund
Domestic/Global Fixed-Income	(PPM America, Inc.)	0.44%	6.10%	5.64%	6.24%
	JNL/RAFI® Multi-Factor U.S. Equity Fund
Domestic/Global Equity	(Mellon Investments Corporation)	0.37%	26.76%	12.19%	12.94%
	JNL/T. Rowe Price Established Growth Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.)	0.53%	14.78%	22.41%	18.77%

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL/T. Rowe Price Mid-Cap Growth Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.; Sub-Sub-Adviser: T. Rowe Price Investment Management, Inc.)	0.66%	13.24%	17.70%	16.25%
	JNL/T. Rowe Price Short-Term Bond Fund
Domestic/Global Fixed-Income	(T. Rowe Price Associates, Inc.)	0.41%	-0.09%	2.24%	1.70%
	JNL/T. Rowe Price Value Fund
Domestic/Global Equity	(T. Rowe Price Associates, Inc.)	0.56%	29.93%	14.43%	14.85%
	JNL/William Blair International Leaders Fund
International	(William Blair Investment Management, LLC)	0.67%	6.48%	10.45%	8.28%
	JNL/WMC Balanced Fund
Domestic/Global Equity	(Wellington Management Company LLP)	0.41%	19.04%	11.47%	10.66%
	JNL/WMC Global Real Estate Fund
Alternative Assets	(Wellington Management Company LLP)	0.74%	27.12%	7.37%	8.30%
	JNL/WMC Government Money Market Fund
Domestic/Global Fixed-Income	(Wellington Management Company LLP)	0.37%[2]	0.04%	0.87%	0.43%
	JNL/WMC Value Fund
Domestic/Global Equity	(Wellington Management Company LLP)	0.48%	27.36%	11.50%	12.50%

1	Capital Research and Management Company is the investment adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.
2	The Fund’s current expenses reflect temporary fee reductions.
3	Mellon Investments Corporation is the investment sub-adviser of the master fund in which this feeder fund invests. Under the master-feeder fund structure, the feeder fund does not buy individual securities directly. Rather, the feeder fund invests all of its investment assets in a corresponding master fund, which invests directly in individual securities.

BACK COVER PAGE

The EDGAR contract identifier for the Contract is: #C000030284
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